ZD VENTURES CORP.	47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-929-1806 F: 416-929-6612

January 20, 2014

Tia L Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission                                                                                                posted on EDGAR
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Tia L Jenkins:

RE: ZD Ventures Corp. Amendment # 1 to Form 10-K for the fiscal 2013, filed December 23, 2013 File # 333-127389

We refer to your letter of January 7, 2014

We give below our detailed analysis to support our accounting  for the assets acquisition from Birthday Slam Corporation (“BSC”) as business applying the acquisition method under FASB ASC 805:

805-10-55-4 -
“A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:
a.
Input. Any economic resource that creates, or has the ability to create, out-puts when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.
Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.
Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

B’Wished web site and related intellectual property acquired constitutes a business since it has all the three elements of a business defined in the above paragraph of the FASB ASC 805 – name, input, process and output.

Input - The codification, design and development work already done and being done subsequent to the acquisition on B’Wished web site are various economic resources applied to create the output -  commercially productive web site

Process – hiring of various consultants, web designer, and  programmers by us to complete the development work on the web site are the processes applied to inputs to create the required output.

Output -  For every gift purchased through B-Wished we earn a commission. Depending on which supplier the gift is purchased through, on the low end our commission is 4% for example electronic items through Amazon and on the high end is 20% for flowers bought through

Flowers.com. We currently have four suppliers we have integrated using their API's: Amazon, Expedia, Wine.com, Eventbrite.

 We chose these four to begin with but will be adding many more added value merchants. With Amazon you can buy almost anything, Expedia you can buy trips, Wine.com is self-explanatory and Eventbrite you can buy tickets for events globally.

One does not need to register to purchase and we earn commission whether the user is a registered member or not.

 In addition to earning commissions on gifts we hope to earn commissions on restaurant bookings using Open Table (or other – to be decided) - When a user creates an event: for example: Birthday Dinner at Olive Garden - B-Wished gets a flat fee for the table booking then additional fee per seat/head.

 Quite possibly the biggest monetization will be in the data we collect and can resell and vendors who may decide to advertise on our web site to attract our user base.

805-10-55-5  -
“To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

When we acquired B’Wished web site and related intellectual properties including program codes and designs, we had to retain consultants, web designer and programmers to carry out further technical work, notably to introduce the following three features –
- automatic abstraction of information regarding an individual’s likes etc. from their facebook social graph
- ability for users to create events
- ability of users to create their wish list

These features were tested for their operational reliability. We now need to finish off a list of eleven items/features that will allow us to commercially launch and promote B’Wished and begin generating revenues

805-10-55-6  -
“The nature of the elements of a business varies by industry and by the structure of an entity's operations (activities), including the entity's stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.”

Development of B’Wished involves several inputs and processes – from designing to codification and programming for which the company incurred liabilities in acquiring these services. Our output is a commercial web site B’Wished – we plan to tie up with various vendors and partners (we have already signed up with Amazon and earn commission on sales of their products generated through our users

805-10-55-7  -
“An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business. Those factors include, but are not limited to, whether the set:
a. Has begun planned principal activities
b. Has employees, intellectual property, and other inputs and processes that could be applied to those inputs
c. Is pursuing a plan to produce outputs
d. Will be able to obtain access to customers that will purchase the outputs.

Not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.”

We have all the required factors to determine that the assets acquired constituted a business for us:

a.	We have begun working on the B’Wished web site and approximately $30,000 was already incurred to March 31, 2013 on the development work.
b.	We hired programmer, coders and other technical consultants towards development of the B’Wished web site.
c.	WE are pursuing the goal of launching the web site as a portal which will generate revenue as explained above.
d.	We have already begun to contact potential vendors for their participation. We currently signed up four suppliers and will be able to attract more once our web site is launched.

When we acquired B’Wished web site, it was at an initial development stage. BSC’s technical team secured URLs, created a road map that outlined minimum viable product benefits and features that would be necessary to launch a commercial portal, and developed preliminary programming codes and B’Wished name and logo. They were unable to raise funds to hire developers/programmers etc. and proceed with the actual development work. We therefore began with the established road map , hired programmers and designers and began the development work as explained above.

805-10-55-8  -
“Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

We believe that B’Wished web site once completed and launched will be managed and operated as a business just like Facebook or Yahoo or any such portals which attract users and generate its own revenue sources as explained above.

805-10-55-9  -
In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

The price agreed for the assets acquired included goodwill element reflecting the initial concept and name, B’Wished.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah
Kam Shah
Chief Executive Officer